

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2015

Richard Rixue Li
Chief Executive Officer
Secoo Holding Ltd.
Room 1503, Building C, Galaxy SOHO
Chaonei Street, Dongcheng District
Beijing 100000
The People's Republic of China

> **Re: Secoo Holding Ltd**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted June 12, 2015**
> **CIK No. 001633441**

Dear Mr. Rixue Li:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Liquidity and Capital Resources, page 87

1. We note your response to comment 3 and we re-issue this comment. Please file the support letter as an exhibit to your registration statement or explain to us in sufficient detail why you do not believe it is required to be filed. In this regard, we continue to note your disclosure on page 88 that "[your] cash and cash equivalents, together with the financial support from one of [y]our preferred shareholders, will be sufficient to meet [y]our anticipated working capital." Please refer to Item 601(b)(10) of Regulation S-K.

2. We note your revised disclosure on page 87 that "[i]n June 2015, [you] borrowed a loan of RMB30.0 million from an individual." Please provide us with your analysis as to whether you are required to disclose this loan under Item 7.B of Form 20-F.

Exhibit 99.2 – Opinion Han Kun Law Offices

3. Please have counsel revise the legal opinion to also include counsel's consent to being named in the registrations statement. Please refer to Section IV of Staff Legal Opinion No. 19.

       Please contact Jennifer López, Staff Attorney, at (202) 551-3792, or me at (202) 551-3720 with any questions.

                                        Sincerely,

                                        /s/ Mara L. Ransom

                                        Mara L. Ransom
                                        Assistant Director

cc: Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP